Invest in Active Faith Sports

Premium, fashionable sportswear with faith-based messages and designs



ACTIVEFAITHSPORTS.COM
HOUSTON TX

Retail   Athletes   B2C   Minority Owned   Fashion

Why you may want to invest in us...

1   Worn by Elite athletes in NBA, NFL, MLB, MLS without paid endorsements

2   Named to Inc. Magazine's 500 Fastest Growing private companies in 2017.

3   Our conversion rate and return customer rates are 2x the industry standard.

4   Huge platform to spread the Gospel and Faith. Aimed at Millennial generation but is worn by all demographics

5   Professional athletes like Steph Curry, Adrian Gonzalez, and Vernon Wells are investors.

6   Sales in all 50 states and 45 countries.

7   Featured or seen in ESPN Magazine, Sports Illustrated, Wall St. Journal, TIME Magazine, Fox News, Associated Press, NBA.com.

8   Industry that is growing at a rapid pace. Activewear is on pace to hit $83 Billion in USA by 2020

Why investors  us

WE'VE RAISED $825,999 SINCE OUR FOUNDING

There are an estimated 2.3 billion Christians Globally, about 30% of the worlds population. Active Faith is a fashion forward and premium athleisure brand that gives that aforementioned global audience an opportunity to express their faith in a way that feels convenient, organic, authentic and true. Christian's aren't just the largest religious group in the world but also a very loyal one. Active Faith has built an incredibly loyal and unwavering consumer base that will continue to support the brand for generations to come.

Jeron Smith X Venture Partners

LEAD INVESTOR   **INVESTING $1,000 THIS ROUND**

Our team



Kirbi T. Smith
Co-Founder and COO
Helped develop AFS women's line. Oversees day to day operations. MBA. Spelman College grad.




Lanny Smith
CEO
Former Christian athlete turned Entrepreneur. Founded Active Faith Inc. after NBA career cut short.




Jordan Brown
Ministry Outreach
Orchestrated connection of Active Faith brand with Christian organizations like the Fellowship of Christian Athletes

SEE MORE

In the news

       

        

Fast-growing sports apparel with faith-based messages, worn by some of the best pro

athletes.

We provide premium, fashionable athleisure and sports apparel with faith-based messages and designs. In the last 4 years, we have had more than $21 million in sales in all 50 states and 65 countries. Pro athletes like Steph Curry, James Harden, Clayton Kershaw and others in the NBA, NFL, MLB organically wear our brand. We are now poised to grow even larger.



James Harden, Houston Rockets
Steph Curry, Golden State Warriors
Kyrie Irving, Boston Celtics
Kevin Durant, Golden State Warriors
Clayton Kershaw, LA Dodgers
Jimmy Butler, Philadelphia 76ers

Investors include Steph Curry and more!

We're fortunate to count some players as Active Faith investors: Steph Curry, Anthony Tolliver, Adrian Gonzalez, Vernon Wells and more.



Steph Curry — Investor in Active Faith Sports
Watch later
ACTIVE FAITH
IN JESUS' NAME I PLAY

Worn by artists as well (including Justin Bieber)

Active Faith Wristbands are born by aritists as well. Millions of fans see us everytime they rep our brand, including Justin Bieber and Lecrae, a Christian hip-hop artist with 1.8M monthly listeners on Spotify.


Justin Bieber


Lecrae

CEO Lanny Smith was a former NBA player

After a devastating knee injury ended my NBA career, I was searching for my purpose and the next steps in my life. My faith was something that was always important to me and obviously, sports were a big part of my life. After praying for guidance on how to merge the passion I had for my faith and sports together, I was blessed with a vision to create a Christian sports apparel brand.

We grew up wearing Nike, Jordan, Adidas, Under Armour, etc but they all lacked that piece that spoke to those of us who carried our faith with us even on the court or field. So a group of other Christian athletes joined me and we set out to create the next great sports apparel brand that gave Glory to God and encouraged others to be Active in their fitness and their faith.

A few years later, something that was launched in my mother's garage is now bought in 45 countries and is having an impact all over the world. In 2017, we ranked #150 on Inc. Magazine's 500 Fastest-Growing Private Companies List.

We are excited to see where God takes Active Faith Sports next!

Lanny Smith
CEO of Active Faith Sports





Active Faith Sports
gives back

We take pride in donating money and product to different causes both in the USA and around the world.



Kenyan students wearing gear donated during a missions trip in Africa



Gear donated to an orphanage in Guatemala



231 million Christian Americans
spend $1.5 trillion annually

Markets

Almost 83% of Americans proclaim to be Christians.

231 million Christian Americans spend $1.5 trillion annually.

■ Christian   ■ Jewish   ■ Buddhist
■ Muslim   ■ Other   ■ No Religion

12% of Americans spend more than $50 a month on religious products

Population by Religion in U.S.





Fastest-Growing Segment of Apparel

MARKETS

Activewear or the 'Athleisure' trend has become so popular, it has carved out a niche for itself in the clothing industry, and has won an entry into the Merriam-Webster dictionary, which defines it as "casual clothing meant to be worn both for exercising and for general use." It has been the lone star in a waning apparel industry, with an estimated market size of $44 billion in the US alone, according to research firm NPD Group. While the apparel sales, as a whole, increased 2% year-on-year in 2015, the rise in activewear sales was a whopping 16%. If this category is excluded, the total clothing sales would have declined 2%, NPD stated. Morgan Stanley has predicted a growth to $83 billion by 2020, stealing the market share from non-athletic apparel. The graph below charts the rise of the trend globally, with sales climbing from $197 billion in 2007 to over $350 billion by 2020.

Morgan Stanley's projection for global activewear sales





REVENUE STREAMS

Wholesale
(Retail Stores)

E-Commerce
(Direct Website Sales)



Team Apparel
(Christian Schools,
Church Leagues, FCA)

Faith based Events

How we'll grow with your investment

An influx of capital will allow us to start building our team and invest in the marketing, product, and infrastructure that can help take our brand to the next level. Going from $125k in 2014 to just under $3 million in a year in 2015, then to $5.5 million in 2016, plus $2 million in sales from 250 stores, put a strain on our cash flow. Our profits were mostly used to purchase more inventory to handle growth and increased demand. To be able to raise capital to further invest in the marketing and infrastructure of the company will be key to our continued growth and being able to scale to the next level.


ACTIVE FAITH

Steph Curry wearing Active Faith Performance Hoodie

JOIN US!


"We want investors who **understand** the **mission** and **message** and **meaning** behind this brand.
That's why we are inviting you, our supporters, fans, customers, team members, to **invest in Active Faith** and **own** a piece of the brand that you have helped build.
Let's take Active Faith to the next level together and continue spreading the **Gospel** and **giving God Glory** through this platform!"
ACTIVE FAITH


Investor Q&A

— COLLAPSE ALL

What does your company do? ⌄

We provide premium, fashionable athleisure and sports apparel with faith-based messages and designs. We are direct to consumer with our e-commerce store with sales in all 50 states and 65 countries. Pro athletes like Steph Curry, James Harden, Clayton Kershaw and others in the NBA, NFL, MLB organically wear our brand. With more than $21 million in sales the last 4 years, we're poised to grow even larger through key hires, influencer marketing, new product lines and expanding our brand awareness.

Where will your company be in 5 years? ⌄

Our vision is to give all Christian athletes, active, and everyday people a fashionable, functional, and faith-based alternative to existing sportswear brands. With more than 2 billion Christians around the world, we've only touched the tip of the iceberg of potential customers. Eventually, we'll hope to be known around the world as the faith-based version of Nike.

What is Active Faith Sports? ⌄

Active Faith Sports is a premium sports apparel brand that uses the platform of sports and fitness to spread the gospel and encourage people to be active in their faith. It's a faith-based brand with the same premium fabrics and performance apparel you'd find at Nike, Under Armour, and Adidas.

How did Active Faith Sports begin? ⌄

I'm a former professional athlete. I played with the Sacramento Kings until a career-ending knee injury in 2009. Growing up, my faith was something that was always important to me, and obviously, sports were a huge part of my life, but then my career ended my rookie year. It was a really tough period in my life, and man, I was just praying about my next steps and what I should do. I had no clue, no idea, what I wanted to do next. In the midst of those prayers and recovering from the microfracture surgery on my knee, I had this idea, or God sent me this idea.
I grew up wearing Nike and Jordan and Adidas and Under Armour and all those different great brands, but there was nothing that represented the total aspect of who I was. To merge my faith and my love of sports was very important to me. I researched the market, and I saw that there was nothing out there like this. Of course, there have been plenty of Christian t-shirt companies, but nothing in this lane of athleisure, sports apparel, performance apparel. Knowing the amount of guys I played with and played against growing up who had similar backgrounds to me as far as their foundation of faith I knew there was a market there for it. And I knew none of those other companies. Nike, Adidas, Under Armour, were going to

know none of these other companies, Nike, Adidas, Under Armour, were going to put anything about faith on their apparel. So I saw a lane there.

I also thought about the power and the platform of sports. Think about the Olympics. You can have countries that are at extreme odds with each other, and for the sake of this huge worldwide sporting event, people put some of those things to the side, at least for that time. So I thought, "You know, what if we use that platform for something positive, like our faith?"

I reached out to some of the guys I played with and against and told them about the idea, and two of them in particular — Anthony Tolliver and Steph Curry — loved it so much that they decided they wanted to be a part of it. We got together, and in 2012, we launched Active Faith Sports.

How have you grown since 2012? ⌄

We jumped out and did about $300,000 in revenue that first year. The first thing that happened for us that allowed us to get out it front of people was that we created these wristbands that said "In Jesus's name I play." I was sending them out to all the professional athletes I knew and they were wearing them during games. One of the players happened to be Jeremy Lin. Right around the time we launched, the whole Linsanity craze happened in New York, when he was playing for the Knicks, and he's on the cover of Sports Illustrated and ESPN Magazine and TIME Magazine and he's wearing these Active Faith wristbands that say, "In Jesus's name I play." USA Today and the Associated Press did stories about that, and that's how we got out there.

We were rejected by all mainstream retailers — your Footaction, Academy, Sports Authority, DICK'S Sporting Goods. They all pretty much told us that because this is faith-based, they can't carry it in stores.

Then the Christian stores rejected us as well. They'd never heard of Christian sports apparel, and they asked, "Well, what does that even mean?" The product was too progressive for them, and they rejected us as well. It forced us to go the e-commerce route, which ended up being a blessing in disguise because that's where all our growth has been.

So, in 2012, we did about $300,000 in revenue. The next couple of years we hovered around that same number. Everything was purely word of mouth, organic. Then, in 2015, we started doing digital advertising, and that took things to a different level. We jumped to $3 million in 2015, and then hit $7.5 million in 2016. We were named one of Inc. Magazine's 500 Fastest Growing Private Companies in the country last year.

We've bootstrapped this thing from the beginning. We had seed money. We accepted a couple of other smaller investments in the very beginning, but since then, we've been bootstrapping. We have customers in all 50 states and in 65 countries. We believe we've proven our concept. We've proven there's a market for this, there's demand for this, and now we're at a point where we want to infuse the type of capital that can really scale this thing and see how big of a brand this can be. We believe we have a global brand, and we think it's time to raise the capital that can allow us to do the things necessary to handle the growth we've experienced and take us to the next level.

What has allowed you to grow so quickly? ⌄

The moment we started to advertise, it took things to a different level. Facebook, Instagram, social media sites, and the tools that are available there that allow us to do detailed targeting — when you think about our niche of Christian sports apparel, to be able to target people who are Christians and love sports has been invaluable to us. If you're involved in this faith and you're a fan of sports or you play sports or you're active or you like working out, and then you see an advertisement for apparel that speaks directly to your beliefs, you're more than likely going to click.

That was huge.

The timing has lined up as well. The athleisure market, where sports apparel is becoming more than just sports apparel, is exploding. It's casual wear, it's fashion wear, all those things. We're in the right vertical at the right time for this type of growth.

We don't pay anybody to wear our brand. It's happened organically throughout the ranks of professional sports. We have more than 75 athletes across the NBA, NFL, and MLB who are wearing our brand, and they're doing it organically, because it represents something we believe in. The crazy thing is, none of them are supposed to be wearing it at all because they have endorsement deals with Nike, Under Armour, Adidas, or whoever. That's been a barrier to us, because if the athletes wearing our stuff had actually been able to promote it and post about it and say something about it, we'd be talking about some different numbers now. We're talking MVPs in all of those leagues. We're talking elite-level athletes with millions and millions of followers and fans, but they can't promote it. The cool thing is, they're still wearing it, because our competitors aren't making products that have this type of message.

What we're seeing, not only from those athletes but from our other customers, is that there's an emotional attachment to our brand that's different from Nike, Adidas, and Lululemon, because there's a message that's bigger than the apparel itself. We've found that to be very, very powerful. Even if athletes can't talk about our brand, fans are still seeing them wearing wristbands that say Active Faith in games.

What we're seeing is not only from those athletes but our other customers and fans of the brand is that there's this emotional attachment to our brand that's different from their Nike, Adidas, their Under Armour, their Lululemon because there's a message to it that's bigger than just the apparel itself. And so we've found that to be very, very powerful. Like I said, all those things have kind of come together and have been the catalyst for the type of growth that we have experienced. The advertising aspect, the fact that you have these professional athletes who are wearing a product, even in games. Obviously, they can't wear the apparel, but they're wearing these wristbands that say Active Faith on it in games, you know what I mean? And fans are seeing that. Yeah. All those things. So, it's advertising, the athletes, the fact that this vertical, this area as far as athleisure, sports apparel is still one of the fastest growing segments of the clothing market. I think all those things have contributed to the reason why we've been able to have that type of growth.

How does your faith inform the brand identity? ⌄

In the beginning, we got a lot of questions about, what does faith have to do with sports? How does that even intersect? What do they have to do with each other? Would Jesus even care about sports? We try to relate everything we do to Scripture which you'll find in a lot of our designs. You'll see Bible verses designed on our apparel.

But there's one particular verse that's the basis for our brand, and it's Colossians 3:17. That verse says, "Whatever you do, in word or deed, do it in the name of the Lord." Essentially, what that's saying is, "Whatever you do, you can do it for God's glory, and you can recognize that you've been blessed with those talents, those abilities." That doesn't have to be just in sports, that's in whatever you do — you can recognize the blessing that you have to be able to do that, and also to do it for a bigger purpose than just your own. The brand itself is rooted in sports apparel, but the applications extend well beyond sports.

The inclusion of Bible verses in the designs on the apparel has two purposes. One, there's intrinsic value, where somebody believes those things and that verse may mean something to them — it provides inspiration, motivation. They may wear it because of what it means to them. And we know that with the growth of the athleisure industry, people are not just wearing sports apparel in the gym. This is something people are wearing in their everyday lives. It's even become a fashion item. It's premium, it represents what they feel, what they believe, it has that value to it.

Two, it can have an evangelical effect, where you're able to share these messages of faith and inspiration with other people. We get feedback and messages all the time of somebody saying, "Hey, I was wearing my shirt at the gym or when I was out for my run or at the mall or at the airport, and somebody stopped me and asked me, "What does that verse mean? What does Active Faith mean? And it opened up a conversation about Jesus and these things I believe." What they were wearing became the conversation starter and presented that opportunity for an interaction they may never have had otherwise.

From a brand standpoint, we've been able to do things like donate apparel to orphanages and mission trips. We don't have a set model like TOMS Shoes, it's just something that's part of what we do as far as giving back. Often, we'll choose a cause for any given month and donate a portion of our revenue that month. It's not built into the structure of the company, it's not something we really publicize, but with our brand representing the Christian faith, that's just part of who we are and what we do.

What challenges have you faced? ⌄

We face a catch-22 in that we have top athletes wearing our product -- which other brands pay millions of dollars for, while they're wearing it for free with us -- but they can't promote it because of sponsorship contracts. That's always been a big obstacle for us, figuring out how to take advantage of the platform that all of these guys have, when they could instantly put us in front of millions and millions of people but aren't allowed to tag us in posts. We haven't really cracked that code yet.

We haven't really had the opportunity for big box retail because of our brand being faith-based. Companies just don't want to put faith-based messaging in their stores. That's really forced us to have to remain e-commerce and direct-to-consumer, which isn't necessarily a bad thing. The profit margins on direct-to-consumer sales versus wholesales are much larger. It's just the matter of getting the volume of customers to your website.

Social media influencers are a huge part of activewear marketing. How will you use that strategy? ⌄

There's been a big shift as far as the whole endorsement/ambassador/influencer model. For us, what we plan to do is not necessarily depend on professional athletes — although they'll continue to wear Active Faith gear — but depend on influencers. You have fitness experts, fitness gurus, people who are working out, some of whom have the same amount of followers as some professional athletes. You're talking millions and millions of followers, and they don't have the constraint of being tied down to one of these big sports apparel companies.

On top of that, there are celebrities who aren't necessarily athletes but still fit the look and feel of what we're doing. There's a Christian hip-hop artist, a rapper, named Lecrae, who is the most popular guy in that space. He has millions of followers, millions of fans, and he wears our stuff. We have signed Lecrae to an endorsement deal with Active Faith and he is now one of our brand ambassadors. Those are the types of things that we're shifting toward doing.

When I see companies similar to us — not Christian sports apparel, but other sports apparel companies that aren't necessarily mainstream — I see Live Fit, Gymshark, HYLETE. These companies are doing anywhere from $20 million to $75 million in revenue, all e-commerce, all direct-to-consumer. They don't have any "professional" revenue, all e-commerce, all direct-to-consumer. They don't have any "professional athletes representing their brand. They're just using the influencer/ambassador model via social media. We're planning on following that type of model.

I would love to get to the point where we're actually signing athletes. I mean, it's amazing to see the growth. We're seeing top high school athletes, college athletes, Heisman Trophy winners, wearing our brand, but we're just not in a position now to offer them a $1 million contract to wear our stuff when they declare to go pro.

Tell me about your supply chain. ⌄

Currently, all of our apparel is made in China. We ship it here. We have an order fulfillment in Austin that houses all of our inventory, and they're connected to the back end of our website. When an order comes in, it hits their system, they pick it, they pack it, and they ship it to the customer. We are an inventory-heavy business, which is just the nature of the game when it comes to sports apparel.

Right now, when we receive our goods, they're finished products. But we're in the process of finalizing an agreement with a company here that will set certain points of our inventory as blanks, and then we'll be able to print and embroider on demand, which will considerably cut down on the amount of inventory we have to front-load.

How do you ensure that your products are high-quality? ⌄

Regardless of the message you're putting on it, regardless of the design you're putting on it, the quality has to be there first, because if it's a trash product, nobody's going to care about the message. For me, I've played professionally. I've been blessed to be an elite athlete since I was young, so I've played on teams that were sponsored by Nike and Adidas, and I've been able to experience the best of the best in sports apparel. That's all I've worn, really. We're definitely in the premium space.

Quality was the most important thing to me when we first started. We spent seven or eight months just sourcing material, sourcing fabrics, trying to find the right manufacturers that could produce the quality we were looking for. It's an ongoing thing — we are always looking to improve the quality, the cut, the feel, whatever the latest and greatest fabrics and materials are. When you wear our product, it feels like an Under Armour product or a Nike product. But it has this message that none of those other companies are ever going to put on their products.

How quickly could you grow if you won a big retail contract? ⌄

That actually happened to us in 2016. One of the Christian stores that denied us the first three years underwent a complete overhaul of their management team while they were trying to save the chain. It was called Family Christian Stores, and they had 300 locations nationwide. Their new buyer had seen our products on social media, and when she got hired, she immediately contacted us and said, "Hey, we have to have this product in our stores." In a matter of two months after that first contact, we were in 300 stores. So from a production standpoint, we're confident in that. We don't have any issues as far as ramping up production while maintaining quality.

Obviously, though, there are costs involved when you have to be ready to produce and ship that much. We've been fortunate. With Steph Curry being a friend and investor, Anthony Tolliver being an investor, and Vernon Wells (who played 15 years in the MLB) being an investor — what we've been able to do in times like that, they've done what's almost like purchase order financing for me, by fronting whatever money was needed to get it done, and we'd pay them back with some interest. We've been able to be flexible in that type of scenario. If that were to happen again, I believe that we'd be able to fulfill it and wouldn't have any problem.

We'll always stay prepared, but I kind of don't see that happening, because of our faith-based identity. I wish I could, but I really don't see any of those mainstream big-time retailers picking us up. For now, we're trying to plan our future in the e-commerce space, and that's where we see continued growth and scaling.

How do you measure customer satisfaction? ⌄

We have a return customer rate that is in the 40% range. It ranges from 41% to 48%. What that shows us is that, when people find out about the brand and order products, the first type of feedback that we usually get is pleasant surprise about the quality. Customers say, "Wow, this actually does feel like a Nike shirt or a Nike product," but it has this message to it that they love. So they come back again and again looking for more.

One of our biggest problems right now is we can't meet the demand for the variety of products people want. They order from us, receive their products, see the quality, and then look at Nike or Under Armour and want all those kinds of products. We are not at that capacity. We can't roll out a hundred new products every year. People ask, "Hey, do you have Active Faith golf clubs? Do you have Active Faith this, Active Faith that?" The more we can expand our product line, the more we can meet that demand.

What are your goals for the next year? ⌄

I've been on the back end, doing all the ad campaigns and digital advertising and that kind of stuff, and have kind of reached my bandwidth as far as how far I can take it. We just outsourced to a firm out of LA, called 11X, and they specialize in helping e-commerce companies scale what they do with digital advertising and remarketing and retargeting and email marketing. One of the ways I see growth appearing in the short term is by delegating some of these responsibilities to an experienced team, because -- just to be frank with you -- I taught myself pretty much everything that we're doing right now. I went to YouTube university. Having experts handle those things is going to help a lot.

Additionally, we're going to launch the ambassador program with different influencers and celebrities who match our brand ethos. Having them be a part of what we're doing will enable us to get in front of their millions of followers and fans via social media, drive them to our website, and drive them to our brand.

One of the reasons we want to raise this capital is to increase what we're doing from the marketing and advertising side. That's going to be crucial. It's not only digital marketing -- we're talking about the pop-up shops, things like that, that have been proven to increase brand awareness.

We've got a couple Christian schools and Christian universities who contract with us, and who want us to be the official apparel provider for their sports teams and athletic departments. There's an organization called the Fellowship of Christian Athletes, which has a network all over the country of millions of members, and we're working on a deal to become their official apparel provider. That could be huge for us. That's just something that we're not set up to do yet, not when it's just me and my wife. That's something that we know is a whole different beast, and it'll be a market for us when we're ready to do that, but I need to be able to build out my team and have us set up structurally so that we can take advantage of these types of opportunities that are becoming available to us.

Finally, there's a Bible app by a company called YouVersion. It's the most downloaded Bible app in the world, with over 300 million downloads. We signed a deal with them last week. We're doing a partnership that will allow us to push and host content on their app, which, like I said has been downloaded 300 million times. That's a vast amount of potential customers who are right in our target market. We're getting ready to work on some content for them, which we believe will help expose new people to our brand.

Who are your competitors? ⌄

I don't see any direct competitors at this point. You have Nike, Under Armour, Adidas, and obviously, they're competitors because we're in the same product space, sports apparel. But essentially, our advantage is that we offer something on our product and through our product that those guys just are never going to touch. We've created a lane for ourselves within this industry. While Nike is trying to get you to only wear Nike and steal you away from Adidas, and Adidas is trying to do the same thing to Nike, our approach is more like, "Hey, we know that you wear Nike and Adidas and Lululemon and these other brands. We're not trying to get you to stop those wearing those brands. We just want you to add Active Faith to your closet." So many people who wear those brands fit our demographic and Active Faith's message resonates with them, and they say, "Oh, wow. There's actually a product that's like my Nike, but it has this message to it? Okay, yeah, I can wear that as well."
Beyond that, there are a bunch of Christian apparel companies. They make Christian t-shirts, put Bible verses on shirts, things like that. We really don't look at them as competition either, because they're not in this premium sports apparel space. I've seen two different companies recently try to enter the space we're in. Their quality is more like the sports apparel you would find at a Walmart or a Target. It's not in this premium space. The advantage that we have is, one, our product is premium. Two, there's a legitimacy that comes with having top-level NBA, NFL, Major League Baseball, and MLS players wearing your brand. That really just legitimizes where we are in this space. Those two other brands have fewer than 5,000 followers on their social media accounts, and though that isn't always an indicator of success, it speaks to the market share that we have in this space. That's allowed us to jump out head and shoulders above anybody else. One of the reasons we're raising capital is we know that, at some point, competitors could enter this space, and we want to get out there first and continue to dominate.

Who's on your team? ⌄

It's literally myself and my wife. It's just us two, doing almost $8 million in sales. To really be able to do this on another level, we need to be able to increase that advertising and marketing budget. I understand in the beginning that you have to wear all these different hats to get the thing started, to get it going. But once you get to a certain level, that can start to be something that holds you back and prevents you from growing. I want to be able to hire experienced talent in these different areas to help build out our time. That will help us scale.

What do you plan to do with the money you raise from Wefunder investors? ⌄

That brand ambassador program that we're talking about -- we're going to need some front-end money to pay some of these endorsers, ambassadors, influencers. For the most part, these agreements are incentive-based, but we're going to have to put up some money at the beginning.
Next, let's say we didn't do any of those other things -- we didn't expand our marketing, start working with influencers, start going after contracts. The brand is organically growing, and even now, we're not running optimally. We sell out of stuff very quickly and having to wait for stuff to be restocked. Just optimizing what we're currently doing will take a capital investment, to be able to order more

inventory at one time and make sure there are certain items that just don't sell out, our bestsellers. We need to improve in that area. Increasing our buying power does two things: One, it speeds the growing demand for our product, and two, it lowers our cost of goods, because as we're able to order in bigger bulks, costs per unit fall. Then there's product design. As I said, I'm pretty much doing everything right now, which includes product design, and I have zero design background. Everything that I'm doing right now is based on personal experience and the fact that I'm around these elite athletes. I know what they're wearing, I know some of these trends, and we're going along that path. But to be able to have a product design team, whether that's outsourced or in-house, that has expertise, I think that's critical for us to continue getting better and better from a design perspective, from a quality perspective.

I really would love to, at some point, hire an in-house e-commerce expert who has experience in scaling e-commerce companies. I think that's very important. We've talked about what an increased marketing and advertising budget would allow us to do. I've talked about things like the pop-up stores and events. Even though we're an e-commerce company, we still have to do some of those things to have a physical presence our your following, with our fans, with our customers. We don't want to be tied down and have the obligations of a permanent, physical retail store, but to be able to do temporary pop-up shops, to do events, to be able to sponsor events, all those things really help with brand awareness. Those efforts, plus the influencer program, are a big part of where we want to invest this capital. So, I think those are things that we want to be able to invest in with this capital. Talked about establishing the paid influencer program, increasing marketing/advertising budgets.

The last thing I really want is an experienced management team. I know that one thing that holds a lot of entrepreneurs back is they have a great idea, they're passionate about it, but then they end up getting in the way of their idea getting to the next level. I don't want to be one of those entrepreneurs. I always want to be attached to this from a visionary standpoint, but from an organizational, structural standpoint, we need an experienced management team. Hiring that team is not going to be cheap, especially if you want somebody who's done this before. I've had meetings with three ex-Nike execs and one from Adidas. It's something that would give us a big advantage, to be able to have somebody who's been at the highest level of those type of companies on board with what we're doing.

You know what a high percentage of startups fail in the first three to five years. I feel like we've made it past that big hurdle, that big hump, and now we're kind of in this space where there's so much potential for our brand -- it's just a matter of getting the resources and the capital to be able to take advantage of this moment.

What's your endgame?

Everybody kind of called me crazy when I first had this idea, and the best way that I could explain in it the beginning was that Active Faith is the Nike of this niche. I see Active Faith as the leader, the forefront, the brand when it comes to this faith-based inspirational sports apparel. We have great potential with the size of the market. I honestly think it's only a matter of us having the resources and the capital to scale and get in front of that audience, because what we've been able to do so far, to me, is proof that there's a market. It's proof that there's interest in what we're doing. We've been blessed with great success and we haven't even hit the tip of the iceberg as far as optimizing our company.

Some people build companies to sell them. I don't see that as an option. I'm hoping one day this could be a publicly traded company. If not, I see it as a very profitable and successful privately held company. With Steph Curry being part of what we're doing and his involvement with Under Armour, he's had conversations with me about, "Hey, if we grew this to a certain point, maybe it could be something that is pitched to Under Armour as an acquisition," similar to how Nike owns Converse

pitched to Under Armour as an acquisition," similar to how Nike owns Converse and Hurley and Cole Haan and other brands that have their own identity and their own customers. If that opportunity comes, we'll cross that bridge when we get there. But for now, I'm trying to build this to be the Nike of this niche.

What are you worried about? ⌄

To me, the only threat would be if Nike decided, "Hey, we're going to start a faith-based division of our brand." That's the only thing that could really take us out. I worry more about not capitalizing on the momentum that we have right now and taking it to that next level while we have this momentum. Some of these windows of opportunity don't last long, you know? I worry that being set up how we're currently set up will stunt our growth -- with the business being just me and my wife trying to do everything. How much are we holding this brand back? Could this brand be much bigger than what it is right now if I had a team involved versus just us two? Those are the types of things I worry about. It's more about organizational execution than what anybody else is doing.